Exhibit 99.1 Corporate Communications

CNH Industrial named as Industry Leader in The Dow Jones Sustainability Indices for the eighth consecutive year

London, September 13, 2018

CNH Industrial (NYSE: CNHI /MI: CNHI) is the Industry Leader in Machinery and Electrical Equipment in the Dow Jones Sustainability Indices (DJSI), World and Europe, for the eighth consecutive year.

The DJSI World and DJSI Europe are among the most prestigious sustainability-focused equity indices. Inclusion in these indices is exclusively for companies that are judged as exemplary in terms of their economic, environmental and social performance. This year, the DJSI World evaluation process invited 91 companies to participate in the Machinery and Electrical Equipment industry category, 11 of which were admitted to the index. For the DJSI Europe Index, 30 companies were invited to participate and 6 were admitted.

The 2018 assessment resulted in a score of 88/100 for CNH Industrial for the assessed companies in the Machinery and Electrical Equipment industry. All companies selected for consideration in the indices are evaluated by RobecoSAM, an investment specialist exclusively focused on sustainability investing.

CNH Industrial received the highest score in the three dimensions of analysis: Operational Eco-Efficiency and Environmental Policy & Management System (environmental dimension) as well as Social Reporting (social dimension) and Innovation Management (economic dimension).

In April of this year, CNH Industrial released its 2017 Sustainability Report along with A Sustainable Year, a publication for general audiences recounting the main sustainability activities the Company and its employees accomplished in 2017.

CNH Industrial is also included in the following indexes: CDP Climate Change program and CDP Water program, MSCI ESG Leaders Indexes[1], MSCI SRI Indexes, FTSE4Good Index Series, ECPI Global Agriculture Liquid, ECPI World ESG Equity, ECPI Global Developed ESG Best-in-Class, ECPI Euro ESG Equity, Euronext Vigeo Europe 120, Euronext Vigeo Eurozone120, Thomson Reuters Diversity & Inclusion Index, STOXX Global ESG Leaders Index, STOXX Global ESG Environmental Leaders Index, STOXX Global ESG Social Leaders Index, STOXX Global

CNH Industrial N.V.

25 St James’s Street

London, SW1A 1HA

United Kingdom

ESG Impact Index, STOXX Global Low Carbon Footprint Index, and STOXX Global Reported Low Carbon Index[2].

Additional information on Sustainability at CNH Industrial:

cnhindustrial.com/sustainability

The 2017 Sustainable Report:

cnhindustrial.com/2017_sustainability_report

A Sustainable Year:

cnhindustrial.com/a-sustainable-year

Additional information on the DJSI:

sustainability-indices.com

Sign up for corporate news alerts from the CNH Industrial Newsroom:

bit.ly/media-cnhindustrial-subscribe

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contact:

Laura Overall

Corporate Communications Manager

CNH Industrial

Tel. +44 (0)2077 660 338

Email: mediarelations@cnhind.com

(1) The inclusion of CNH Industrial in any MSCI index, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, or promotion of CNH Industrial by MSCI or any of its affiliates. The MSCI indexes are the exclusive property of MSCI. MSCI and the MSCI index names and logos are trademarks or service marks of MSCI or its affiliates.

(2) Those listed are the main global STOXX indexes in which CNH Industrial is included.